Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, California 92610
May 10, 2007
VIA EDGAR AND FACSIMILE
Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-1 (Registration No. 333-137897)
Dear Mr. Spirgel:
     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Skilled Healthcare Group, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Monday, May 14, 2007 at 9:00 a.m., Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.
     The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; it does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Skilled Healthcare Group, Inc.
By:	/s/ Roland Rapp
Roland Rapp
General Counsel, Secretary and Chief Administrative Officer

May 10, 2007
Via EDGAR and Facsimile

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Larry Spirgel Assistant Director, Division of Corporation Finance

Re:	Skilled Healthcare Group, Inc. Registration Statement on Form S-1 (Registration No. 333-137897)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Credit Suisse Securities (USA) LLC, UBS Securities LLC and Banc of America Securities LLC, as the representatives of the several underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join in the request of Skilled Healthcare Group, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective by 9:00 a.m., Eastern Time, on May 14, 2007, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on April 27, 2007:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	29,690

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Robert A. Kobre
	Name:	Robert A. Kobre
	Title:	Managing Director

UBS SECURITIES LLC
By:	/s/ Jon Santemma
	Name:	Jon Santemma
	Title:	Managing Director

By:	/s/ Keith Lockwood
	Name:	Keith Lockwood
	Title:	Executive Director

BANC OF AMERICA SECURITIES LLC
By:	/s/ Thomas M. Morrison
	Name:	Thomas M. Morrison
	Title:	Managing Director